Exhibit 12.1

NBTY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended September 30,
(Dollars in thousands)	2006	2005	2004

EARNINGS AVAILABLE TO COVER FIXED CHARGES:

Income before provision for income taxes	$152,827	$119,262	$169,005
Less:
Interest capitalized	(985)	(494)	—

Add:
Fixed charges deducted from earnings (see below)	60,151	62,552	58,203

Earnings available to cover fixed charges	$211,993	$181,320	$227,208

FIXED CHARGES:

Interest expensed and capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness	$25,924	$26,475	$24,663

Appropriate portion of rentals	34,227	36,077	33,540

Fixed charges	$60,151	$62,552	$58,203

Ratio of Earnings to Fixed Charges	3.52	2.90	3.90